Filed by Aon Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc.

Commission File No.: 001-31351

Commission File No. for Registration Statement

on Form S-4: 333-168320

This correspondence was distributed by Aon Corporation to its Aon Consulting colleagues and by Hewitt Associates, Inc. to its associates on August 3, 2010.

To:	Aon Consulting Global Colleagues and Hewitt Associates

From:	Russ Fradin and Greg Besio

Date:	August 3, 2010

Re:	Integration Update: Goals, Guidelines, and Teams

Since announcing our intention to unite Aon Consulting with Hewitt, leaders from each of our firms have met with clients, fellow team members, and shareholders to share the rationale for our merger. The feedback from these conversations has been very positive, reinforcing our belief that Aon Consulting and Hewitt—highly regarded as independent firms—will unite to form an industry-leading combination of professionals, capabilities, and global opportunity focused on solving our clients’ most complex and pressing people challenges. Now the real work begins to realize the full potential of the planned combination. A top priority is to define a compelling vision and strategy for Aon Hewitt that will help us make informed decisions around leadership, structure, investments, revenue, and costs.

We still expect the transaction to close by November. Although it’s only been a few weeks since we announced the merger, we’ve made significant progress on integration planning. Bringing together two global organizations is complex and we are being careful to move with urgency, but not haste, as we plan for the future. As we reach key milestones along the way, we will continue to keep you informed of our progress. We realize that you are naturally very interested in knowing who will serve as the senior leaders of Aon Hewitt and what the organizational structure will look like. While we are making steady progress, certain regulatory approvals are required before we can finalize and announce those decisions. We anticipate this process taking a month or more to complete.

We’re fortunate to have an experienced and balanced team of Aon and Hewitt professionals in place, along with coaching from our own M&A consultants, to help us maximize this potential opportunity. Between now and the final shareholder and regulatory approvals of the merger, we are allowed to plan for the future, but we must stop short of executing on any of these plans until the deal is officially closed. We’ve developed a set of guiding principles to lead our efforts, agreed on our goals and targets, developed a coordinated planning approach, and are in the process of launching our integration teams.

We are committed to making the process as smooth and transparent as possible so you can stay focused on delivering excellent service to our respective clients and achieving the results we each committed to for this fiscal year.

Integration Goals

You’ve heard us say that the strategic rationale for this merger is all about accelerating growth. An important part of the integration planning process is to identify opportunities to generate additional revenue. As a starting point, we know that there are significant opportunities to expand our collective service offering: from bringing Hewitt’s outsourcing capabilities to Aon’s risk solutions clients, to leveraging our collective capabilities to speak to the broad range of issues that risk managers and benefits administrators are facing. Upon completion of the merger, our combined enterprises will be able to take advantage of Aon Consulting’s strength in the middle market, Hewitt’s relationships with large corporate clients, and Aon’s position as the leading provider of risk advice and solutions. And this is just the starting point, before we begin to invest in innovations that will now be possible by bringing together complementary strengths of our respective firms.

After close, we will make significant investments to grow the business. Part of that funding will come from natural synergies we will uncover during the integration. As with any transaction of this size, we have the opportunity to eliminate some redundant costs and take advantage of operating on a larger scale. A portion of this savings will be reinvested back into the business to support innovation and spur growth. The bulk of this savings will come from eliminating the duplicative costs of each running a public company, consolidating our real estate footprint where that makes sense, simplifying our infrastructure, and eliminating duplicate corporate support functions. We also expect to find some savings as we bring together our three business segments by identifying areas where we have overlapping functions, finding opportunities to apply best practices, and taking full advantage of our expanded scale.

We have some of the best talent in the industry and it is important to the success of the merger that we retain our strong global team. It won’t surprise you that the first question our respective clients are asking is whether they can count on continuity with their trusted teams. We have teams looking at each aspect of the work experience. Our respective HR teams are hard at work defining how our pay and benefits programs come together. They are also developing a consistent set of HR policies that we will communicate in detail closer to the actual close date. Our real estate teams are starting to figure out how to bring our teams together physically where we have multiple offices in the same cities. As the integration teams get farther along in their planning, we will begin to have a much clearer picture of areas where there may be some position eliminations. We are committed to treating impacted team members with respect and supporting them through their personal transitions. There is also much work to be done to define the new culture for our blended organization and to select from the best of the career and development programs from each firm to create an exciting and supportive place to work.

Integration Guidelines

Our integration teams have developed and committed to a shared set of integration principles to guide our planning efforts. You should expect to see evidence of these principles in the way we approach the integration and ultimately in the decisions we make once the deal is officially completed.

•                  Meet our client commitments and continue delivering excellent service with no disruption or distraction.

•                  Maintain focus on capturing the unparalleled client opportunity and long-term growth.

•                  Treat associates with respect.

•                  Incorporate cultural integration in core integration activities.

•                  Communicate frequently to all stakeholder groups to provide transparency and to recognize and deal with uncertainty.

•                  Collectively commit to and hold each other accountable in meeting targets—balance revenue leakage and operational synergies post closing.

•                  Use a “best practice” approach in teaming and planning to take advantage of unique expertise and capabilities of both Aon and Hewitt.

•                  “Pace over perfection” with a willingness to revisit decisions if new evidence appears.

Integration Teams

There are three groups driving our integration-related activities. Collectively, the integration teams will ensure we realize the full value of the combined post-closing enterprise. These team members are charged with representing the best interests of Aon and Hewitt, our respective clients, the associates of both firms, and our shareholders.

The Integration Leadership Team (ILT) is a group of senior leaders from Aon and Hewitt responsible for leading the overall integration effort. They are the steering committee for all integration-related issues. This group includes:

Greg Besio (lead) - Chief Administrative Officer of Aon Corporation

Baljit Dail - Co-Chief Executive Officer of Aon Consulting and Chief Operating Officer of Aon Benfield

Eric Fiedler — President of Hewitt Consulting

Kathryn Hayley - Co-Chief Executive Officer of Aon Consulting

Eric Koenig - Senior Vice President and Head of Aon Corporate Strategy

Jim Konieczny - President of Hewitt’s HR Business Process Outsourcing (BPO) Business

Yvan Legris - President of Hewitt Consulting

Matt Levin - Senior Vice President of Hewitt’s Corporate Development & Strategy

Kristi Savacool - Senior Vice President of Hewitt’s Benefits Administration Business

The Integration Program Office (IPO) manages the day-to-day planning activities to ensure ultimate achievement of integration goals. They support the ILT and provide direction and guidance to the various working groups. The IPO is comprised of:

Eric Koenig (lead) - Senior Vice President and Head of Aon Corporate Strategy

Matt Levin - Senior Vice President of Hewitt’s Corporate Development & Strategy

Kathleen Carroll - Director - Hewitt Corporate Development & Strategy

Dan VanderWoude - Vice President - Aon Corporate Strategy

Integration Working Teams (IWT) support the ILT by doing the detailed planning necessary to bring our two firms together after closing. The Integration Working Teams are responsible for defining the scope of the integration effort for their part of the business and developing plans to achieve our organizational, market, and financial commitments. These include both our growth plans and targeted cost savings.

Last week, we launched the IWTs for the key functional support areas—Sales & Accounts, Finance, HR, IT, Legal, Marketing, Real Estate, Tax, Third-Party Spend, and Communications. The leaders will be calling on team members with specific expertise and representing each region to develop a consistent, global planning approach.

While there have been some preliminary discussions, we are just now in the process of defining the integration working teams for each of our three business segments—Consulting, Benefits Administration, and HR BPO.

•                  Consulting leadership is defining a group of IWTs that will address both regional and practice dimensions. Collectively, they will address strategy, growth, and cost plans.

•                  The Benefits Administration leadership is defining a group of IWTs that address overall strategy, large market and mid-market solutions, growth opportunities, and regional operations.

•                  While Aon Consulting does not have a stand-alone HR Business Process Outsourcing offer, there are opportunities to integrate similar outsourcing capabilities that reside within the broader Aon Consulting organization. The IWT will have a strong focus on identifying new sources of growth and revenue made possible by Hewitt’s strong HR BPO capability, and Aon’s existing relationships with a broad range of clients.

Each IWT is co-led by Aon and Hewitt leaders and project managers. It is very important that all integration planning activity be managed by these teams to ensure we meet all regulatory requirements and address interdependencies between teams. Please do not initiate conversations or work activities related to the integration unless directed by a member of one of the integration teams.

Next Steps

Until the closing, it is important to remember that we remain separate companies. We need to stay focused on providing our clients with superior service and executing on our business priorities. Both Aon and Hewitt have recently distributed guidelines that we all must follow until the transaction is closed. Please be sure you understand them and ask questions if you don’t.

Finally, please continue to ask questions of your respective leaders as you have them. While we still can’t answer everything you’d like to know just yet, we remain committed to keeping the lines of communication open throughout this process. We all know that it is the work that you do on behalf of our respective clients that makes this new partnership one that is full of opportunity. Thank you once again for your continued focus and hard work as we prepare for an exciting future together.

Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include:

the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt Associates, Inc. (“Hewitt”) to approve the proposal to adopt the merger agreement; the failure of the stockholders of Aon Corporation (“Aon”) to approve the proposal to approve the issuance of shares of Aon common stock to Hewitt stockholders in the merger; the loss of key Aon or Hewitt employees following the merger; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships with customers, partners and others; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could impact revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; changes in the funding status of Aon’s various defined benefit pension plans and the impact of any increased pension funding resulting from those changes; Aon’s ability to implement restructuring initiatives and other initiatives intended to yield cost savings, and the ability to achieve those cost savings; the impact on risk and insurance services commission revenues of changes in the availability of, and the premium insurance carriers charge for, insurance and reinsurance products, including the impact on premium rates and market capacity attributable to catastrophic events; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies, including potential liabilities arising from error and omissions claims against Aon or Hewitt; the extent to which Aon and Hewitt retain existing clients and attract new businesses; the extent to which Aon and Hewitt manage certain risks created in connection with the various services, including fiduciary and advisory services, among others, that Aon and Hewitt currently provide, or will provide in the future, to clients; the impact of, and potential challenges in complying with, legislation and regulation in the jurisdictions in which Aon and Hewitt operate, particularly given the global scope of Aon’s and Hewitt’s businesses and the possibility of conflicting regulatory requirements across jurisdictions in which Aon and Hewitt do business; and the ability to realize the anticipated benefits to Aon of the Benfield merger.  Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”).  See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval.  This communication is being made in respect of the proposed transaction involving Aon and Hewitt.  In connection with the proposed merger, Aon filed with the SEC a registration statement on Form S-4 that included a preliminary joint proxy statement of Aon and Hewitt that also constitutes a preliminary prospectus of Aon, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. At the appropriate time, Aon and Hewitt will mail the definitive joint proxy statement/prospectus regarding the proposed merger to their respective stockholders. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they will contain important information about the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the

SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above.